February 11, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Paul Dudek

Re: Asya Katılım Bankası A.Ş. (file no: 082-35122)

Dear Sirs:

This letter is being furnished to the Securities and Exchange Commission (the "SEC") by Asya Katılım Bankası A.Ş., a joint stock company organized under the laws of the Republic of Turkey ("Bank Asya"). Bank Asya is a "foreign private issuer" within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Bank Asya has been previously granted a Rule 12g3-2(b) exemption by the SEC in October 2007 under the file number 082-35122.

With this letter, Bank Asya hereby amends its application for a 12g3-2(b) exemption by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the SEC in paper format. In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site, on an ongoing basis, the information described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The required disclosures that Bank Asya will make can be found at the following internet address: http://www.bankasya.com.tr/en/yatirimci_iliskileri/. At a minimum, Bank

Asya will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of Bank Asya's Class A and Class B Shares.

All information and documents published by Bank Asya under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned if you have any questions or comments concerning this letter or if we can provide any assistance.

Very Truly Yours,

Asya Katılım Bankası A.Ş.

A. Rifat Çağlayan
Senior Vice-President

Asya Katılım Bankası A.Ş.

Ünal Kabaca
President & CEO

END

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